ULTIMUS MANAGERS TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

FILED VIA EDGAR

May 4, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Ultimus Managers Trust (the “Trust”)

File Nos. 333-180308 and 811-22680

Ladies and Gentlemen:

The Trust hereby submits for filing under the Securities Act of 1933, rule 485(a)(2) thereunder, and the Investment Company Act of 1940, each as amended, the electronic version of the Trust’s Post Effective Amendment No. 215 (the “Amendment”) to its Registration Statement on Form N-1A.

The Amendment is being filed for the purpose of adding additional classes to each of the existing series, Lyrical U.S. Value Equity Fund and Lyrical International Value Equity Fund.

If you have any questions, please contact me at: (513)326-3557.

Very truly yours,

/s/ Khimmara Greer

Khimmara Greer

Secretary of the Trust